PAGE 1



                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C.  20549


                                              FORM 11-K

           [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1994

                                                 or

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
           For the transition period from     to
                                          ---    ---

                                    Commission file number 1-8022

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                     AMERICAN COMMERCIAL VESSEL
                                       AND TERMINAL EMPLOYEES'
                                            SAVINGS PLAN


                     (Formerly the Savings Plan for Employees of Inland Tugs and
                         Mac Towing, Divisions of American Commercial Barge
                              Line Company, and Louisiana Dock Company,
                       Division of American Commercial Marine Service Company)


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                                           CSX CORPORATION
                                       A Virginia Corporation
                            IRS Employer Identification Number 62-1051971
                                        901 East Cary Street
                                      Richmond, Virginia 23219
                                           (804) 782-1400







                                                - 1 -



           PAGE 2

                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN


                                    Index to Financial Statements


                                                                Page No.
                                                                --------
Audited Financial Statements


       Report of Ernst & Young LLP, Independent Auditors           3

       Statement of Net Assets Available for Plan Benefits
         - December 31, 1994                                       4

       Statement of Net Assets Available for Plan Benefits
         - December 31, 1993                                       5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Year Ended December 31, 1994                   6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Year Ended December 31, 1993                   7

       Notes to Financial Statements                               8-12


Supplemental Schedules


       Schedule of Assets Held for Investment Purposes -
         December 31, 1994                                        14

       Schedule of Reportable Transactions - Year Ended
         December 31, 1994                                        15


Signature                                                         16















                                                - 2 -



           PAGE 3

                          REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
                          -------------------------------------------------

The Administrative Committee
American Commercial Vessel and Terminal Employees' Savings Plan
American Commercial Barge Line Company
American Commercial Marine Service Company
Hines American Line, Inc.
American Valley Line Terminals, Inc.
Jeffersonville, Indiana

           We have audited the accompanying statements of net assets available for plan benefits of the American Commercial Vessel and Terminal Employees' Savings Plan ("Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

           Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP
Richmond, Virginia                         ---------------------
June 12, 1995                              Ernst & Young LLP

             PAGE 4

                                          AMERICAN COMMERCIAL VESSEL
                                     AND TERMINAL EMPLOYEES' SAVINGS PLAN
                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                            (Thousands of Dollars)
                                                               DECEMBER 31, 1994
                                      -------------------------------------------------------------------
                                                         FUND INFORMATION
                                           ------------------------------------------------------
                                                                                   Non-
                                                                                Participant
                                                Participant Directed             Directed
                                              ----------------------------------------------------
                                        Guaranteed                    CSX          CSX
                                         Interest                   Common       Common
                                           Fund     Equity Fund   Stock Fund   Stock Fund     Total
                                        ----------  -----------   ----------  -------------  -------
ASSETS
Investments:
  CSX Corporation common stock
    (29,517 shares)                     $   -         $   -       $  456         $1,599      $2,055
  Commonwealth Insurance Group
    Annuity Deposit Fund                  827             -            -              -         827
  Fidelity Equity Income Fund
    (8,469 shares)                          -           260            -              -         260
  Liberty National Bank Treasury Bill
    Index Account                           -             8            4             13          25
Contributions receivable, net of
  forfeitures:
  Employees                                26            10            9              -          45
  Employers                                 -             -            -             33          33
Accrued Investment Income                   5            12            -              -          17
                                       ------        ------       ------         ------      ------
TOTAL ASSETS                              858           290          469          1,645       3,262

LIABILITIES
  Due to Brokers for Securities
    Purchased                               -           (12)           -             -          (12)
                                       ------        ------       ------        ------       ------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                   $  858        $  278       $  469        $1,645       $3,250
                                       ======        ======       ======        ======       ======

See Notes to Financial Statements.

             PAGE 5

                                          AMERICAN COMMERCIAL VESSEL
                                     AND TERMINAL EMPLOYEES' SAVINGS PLAN
                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                            (Thousands of Dollars)
                                                               DECEMBER 31, 1993
                                           -----------------------------------------------------------------
                                                         FUND INFORMATION
                                      ----------------------------------------------------
                                                                                 Non-
                                                                              Participant
                                                Participant Directed           Directed
                                      --------------------------------------   -----------
                                        Guaranteed                   CSX           CSX
                                         Interest                   Common       Common
                                           Fund     Equity Fund   Stock Fund   Stock Fund     Total
                                         ---------  -----------   ----------   -----------   -------
ASSETS
Investments:
  CSX Corporation common stock
    (27,638 shares)                    $    -        $    -       $  462         $1,801      $2,263
  Commonwealth Insurance Group
    Annuity Deposit Fund                  773             -            -              -         773
  Fidelity Equity Income Fund
    (5,944 shares)                          -           201            -              -         201
  Liberty National Bank Treasury Bill
    Index Account                          62            12           44             99         217
Contributions receivable, net of
  forfeitures:
  Employees                                38            10           22              -          70
  Employers                                 -             -            -             47          47
                                       ------        ------       ------         ------      ------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                   $  873        $  223       $  528         $1,947      $3,571
                                       ======        ======       ======         ======      ======

See Notes to Financial Statements.

             PAGE 6

                                          AMERICAN COMMERCIAL VESSEL
                                     AND TERMINAL EMPLOYEES' SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                            (Thousands of Dollars)
                                                             YEAR ENDED DECEMBER 31, 1994
                                         --------------------------------------------------------------
                                                         FUND INFORMATION
                                         --------------------------------------------------
                                                                                 Non-
                                                                              Participant
                                               Participant Directed            Directed
                                        ------------------------------------- -----------
                                         Guaranteed                  CSX          CSX
                                          Interest                 Common       Common
                                            Fund    Equity Fund  Stock Fund   Stock Fund     Total
                                          --------- -----------  -----------  -----------   -------
ADDITIONS:
  Investment Income:
    Dividends                                $   -     $  23       $   10      $   39        $   72
    Interest                                    54         -            1           2            57
  Net Realized and Unrealized (Depreciation)
    of Investments                               -       (24)         (85)       (294)         (403)
  Contributions:
    Employees                                  305       100          191           -           596
    Employers                                    -         -            -         426           426
                                             -----     -----       ------      ------        ------
                                               359        99          117         173           748

DEDUCTIONS:
  Distributions to Participants               (351)      (72)        (180)       (466)       (1,069)

INTERFUND TRANSFERS                            (23)       28            4          (9)            -
                                             -----     -----       ------      ------        ------


INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                            (15)       55          (59)       (302)         (321)

Net Assets Available for Plan Benefits
  at Beginning of Year                         873       223          528       1,947         3,571
                                             -----     -----       ------      ------        ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF YEAR                                $ 858     $ 278         $469      $1,645        $3,250
                                             =====     =====       ======      ======        ======

See Notes to Financial Statements.

             PAGE 7

                                          AMERICAN COMMERCIAL VESSEL
                                     AND TERMINAL EMPLOYEES' SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                            (Thousands of Dollars)
                                                             YEAR ENDED DECEMBER 31, 1994
                                         ----------------------------------------------------------------
                                                         FUND INFORMATION
                                         ---------------------------------------------------
                                                                                 Non-
                                                                              Participant
                                               Participant Directed            Directed
                                        ------------------------------------  -----------
                                         Guaranteed                  CSX          CSX
                                          Interest                 Common       Common
                                            Fund    Equity Fund  Stock Fund   Stock Fund     Total
                                          --------- -----------  -----------  -----------   -------
ADDITIONS:
  Investment Income:
    Dividends                                $   -     $   6        $   8      $   34        $   48
    Interest                                    43         1            2           3            49
  Net Realized and Unrealized Appreciation
    of Investments                               -        22           66         295           383
  Contributions:
    Employees                                  413       105          229           -           747
    Employers                                    -         -            -         532           532
                                             -----     -----       ------      ------        ------
                                               456       134          305         864         1,759
DEDUCTIONS:
  Distributions to Participants               (333)      (66)        (167)       (437)       (1,003)

INTERFUND TRANSFERS                            (10)       (3)           5           8             -
                                             -----     -----       ------      ------        ------


INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                            113        65          143         435           756

Net Assets Available for Plan Benefits
  at Beginning of Year                         760       158          385       1,512         2,815
                                             -----     -----       ------      ------        ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF YEAR                                $ 873     $ 223       $  528      $1,947         3,571
                                             =====     =====       ======      ======        ======

See Notes to Financial Statements.

           PAGE 8

                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN
                                    NOTES TO FINANCIAL STATEMENTS
                                       (Thousands of Dollars)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the American Commercial Vessel and Terminal Employees' Savings Plan, (the "Plan"), are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in insurance company contracts are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay participant distributions. Investments in the Liberty National Bank Treasury Bill Index Account, a short-term investment vehicle are valued at cost plus accrued income, which approximates fair value. Investments in CSX Corporation common stock and mutual funds are valued at the last reported sales price on the last business day of the Plan year.

Certain prior year data have been reclassified to conform to the 1994 presentation.

NOTE 2.  DESCRIPTION OF THE PLAN

The participating employers of the Plan include American Commercial Barge Line Company, American Commercial Marine Service Company, Hines American Line, Inc. and American Valley Line Terminals, Inc., subsidiaries of American Commercial Lines, Inc. ("ACL"), which is a wholly owned subsidiary of CSX Corporation ("CSX").

A complete description of Plan provisions including those relating to vesting, withdrawals, and distributions are contained in the Summary Plan Description and the Plan Document. Copies of these documents are available in the American Commercial Barge Line Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan is intended to qualify as a "cash or deferred" arrangement under
Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is limited to certain hourly paid employees of ACL and affiliated companies (the "Company" or the "Employer"). The total number of participants in the Plan as of December 31, 1994 and 1993 was 519 and 599, respectively.

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Guaranteed Interest Fund, consisting primarily of a group annuity deposit fund administered by Commonwealth Life Insurance Company; (2) the Equity Fund, which consists primarily of investments in the Fidelity Equity Income Fund; and (3) the CSX Common Stock Fund, consisting primarily of investments in CSX common stock. Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.
                                                - 8 -



           PAGE 9

                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN
                              NOTES TO FINANCIAL STATEMENTS--Continued
                                       (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Employer contributions are made in the form of cash deposits to the CSX Common Stock Fund.

Participant Contributions: Participants in the Plan are allowed to contribute designated amounts (not to exceed $6.00 per day). All participant contributions are made on an after tax basis within the limits imposed by the IRC and may be invested in increments of 10% in any of the three investment alternatives. Investment direction may be revised by participants as often as four times per year.

Employer Contributions: The Employer contributes to the Plan an amount equal to 75% of each participating employee's contributions.

Vesting, Withdrawals, Distributions and Forfeitures: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Employer matching contributions after one of the following occurs: 1) Completion of 60 consecutive months of employment, 2) death or retirement, 3) total disability, or 4) termination of the Plan. If a participant withdraws from the Plan without being fully vested, the Employer's matching contributions and earnings thereon vest based on years of service as of the date of termination in accordance with the following schedule:

               Years of Service              Vested Percentage
               ----------------              -----------------
               Less than 2 years                     0%
               2 years but less than 3              25%
               3 years but less than 4              50%
               4 years but less than 5              75%
               5 years or more                     100%

Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are forfeited upon participant termination of employment for reasons other than retirement or death; however, if an employee reactivates participation in the plan within a specified time period, the Employer contributions and income earned thereon are reinstated. These contingent reinstatement amounts were not significant at December 31, 1994 or 1993.

Forfeitures in the amounts of $26 and $22 were used to offset Employer's contributions for the years ended December 31, 1994 and 1993, respectively. Related amounts of contributions receivable from the Employer at December 31, 1994 and 1993 were reduced by unapplied forfeitures in the amounts of $7 and $6, respectively.

Participant Accounts: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's

                                                - 9 -



           PAGE 10

                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN
                              NOTES TO FINANCIAL STATEMENTS--Continued
                                       (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed Interest Fund: Substantially all of the assets held in this fund are invested in a group annuity deposit fund administered by Commonwealth Life Insurance Company. Interest on the fund fluctuates monthly based on market conditions, but is guaranteed at a minimum rate of 4%.

Equity Fund: Substantially all of the assets held in the Equity Fund are invested in the Fidelity Equity Income Fund, a mutual fund managed by Fidelity Management and Research Company.

CSX Stock Fund: Substantially all of the assets held in this fund are invested in CSX common stock.

NOTE 4.  INCOME TAX STATUS

The Plan qualifies under Sections 401(a) and 410(b) of the Internal Revenue Code ("IRC") and is therefore exempt from taxation under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee is not aware of any course of action taken or series of events which have occurred that might adversely affect the Plan's qualified status.

NOTE 5.  RELATED PARTY TRANSACTIONS

Fees for administration, investment advice and other services are principally paid by the Employers. The Plan is not charged for administrative services performed on its behalf by the Employer. The Employer paid $4 and $23, respectively, to the Trustee and to the Plan Administrator during 1994, and $5 and $39, respectively, to the Trustee and to the Plan Administrator during 1993, for administrative expenses of the Plan.

During the years ended December 31, 1994 and 1993, the Plan received $49 and $42, respectively, representing cash dividends from CSX Corporation common stock.
                                               - 10 -



           PAGE 11

                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN
                              NOTES TO FINANCIAL STATEMENTS-- Continued
                                       (Thousands of Dollars)

NOTE 5.  RELATED PARTY TRANSACTIONS Continued

The trustee routinely invests Plan assets in the Liberty National Bank Treasury Bill Index Account. For the year ended December 31, 1994, transactions involving this account included 135 purchases with a total cost of $1,855 and 62 sales with a fair value and cost of $2,047. During the year ended December 31, 1993, transactions involving this account included 161 purchases with a total cost of $1,781 and 57 sales with a fair value and cost of $2,105.

NOTE 6.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for amounts allocated to the accounts of participants who have withdrawn from the Plan. This requirement conflicts with generally accepted accounting principles and the presentation of such amounts in the financial statements where they remain Net Assets Available for Plan Benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                          December 31
                                                       1994       1993
                                                      -----------------
           Net assets available
             for plan benefits per
             the financial statements                    $3,250       $3,571

           Amounts allocated to
             withdrawn participants                        (182)        (210)
                                                         ------       ------

           Net assets available
             for plan benefits,
             per the Form 5500                           $3,068       $3,361
                                                         ======       ======














                                                - 11-



           PAGE 12

                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN
                              NOTES TO FINANCIAL STATEMENTS-- Continued
                                       (Thousands of Dollars)

NOTE 6.  COMPARISON TO FORM 5500 Continued

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                         Year Ended
                                                     December 31, 1994
                                                     -----------------

           Distributions to Participants
             per the financial statements                  $1,069

           Add:  Amounts allocated to
             withdrawn participants at
             December 31, 1994                                182

           Less:  Amounts allocated to
             withdrawn participants at
             December 31, 1993                               (210)
                                                     -----------------

           Distributions to Participants
             per the Form 5500                             $1,041
                                                     =================


























                                               - 12 -



           Page 13
                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN









                                       SUPPLEMENTAL SCHEDULES












































                                               - 13 -



           PAGE 14

                                     AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES' SAVINGS PLAN
                           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 1994
                                       (Thousands of Dollars)



Line 27(a)--Form 5500                                           SCHEDULE I

                                             Number of
                                              Shares
                                             or Face              Market
                                              Amount      Cost     Value
                                             ---------    ----    ------
  CSX Corporation common stock                29,517    $1,721    $2,055
  Commonwealth Insurance Group
    Annuity Deposit Fund                     $   827       827       827
  Liberty National Bank Treasury
    Bill Index Account                       $    25        25        25
  Fidelity Equity Income Fund                  8,469       262       260
                                                        ------    ------
                                                        $2,835    $3,167
                                                        ======    ======































                                               - 14 -



         PAGE 15


                            AMERICAN COMMERCIAL LINES, INC. SAVINGS PLAN
                                 SCHEDULE OF REPORTABLE TRANSACTIONS
                                    YEAR ENDED DECEMBER 31, 1994
                                       (Thousands of Dollars)


Line 27(d)--Form 5500                                             SCHEDULE II

                            Purchases                      Sales
                          -------------   ------------------------------------
                                                     Value of     Cost   Net
                                                  Assets Sold on   of    Gain
Desciption of Asset       Number   Cost   Number Transaction Date Asset (Loss)
- -------------------       ------   ----   ------ ---------------- ----- ------

Category (iii) - series of transactions in excess of 5% of plan assets
- ----------------------------------------------------------------------

Liberty National Bank
  Treasury Bill Index
  Account                  135    $1,855    62      $2,047       $2,047 $  -

Fidelity Equity
  Income Fund               18       145     6          62           58    4

CSX Corporation
  Common Stock              20       685     7         511          392  119

Commonwealth Insurance
  Group Annuity Deposit
    Fund                    15       212     6         158          158    -


There were no category (i),(ii), or (iv) reportable transactions during the year ended December 31, 1994.



















                                               - 15 -



           PAGE 16




                                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          AMERICAN COMMERCIAL VESSEL AND TERMINAL EMPLOYEES' SAVINGS PLAN

                          By:  /s/ GREGORY R. WEBER
                               -------------------------------------------
                               Gregory R. Weber
                               (Attorney-in-Fact)



Date:  June 16, 1995


































                                               - 16 -